Derek J. Mirza
Tel 602.445.8223
Fax 602.445.8642
mirzad@gtlaw.com

February 7, 2011

VIA EDGAR AND FAX (703-813-6986)

Mr. Joseph Cascarano
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 2 to Form 8-K
Filed January 19, 2011
File No. 000-54076

Dear Mr. Cascarano:

On behalf of our client, First China Pharmaceutical Group, Inc. (the “Company”), I would like to update our previously submitted request for an extension to respond to the Commission’s comment letter regarding the above-referenced filing of the Company received on February 3, 2011.  Although the Company has begun the process of drafting responses to the Commission’s comments, certain of the Commission’s comments will require extensive input from the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.  In addition, responses from such parties will be further delayed by the Chinese New Year holiday.  As such, the Company is unable to provide a complete response to the Commission’s comments prior to February 25, 2011 without unreasonable effort and expense.

Please do not hesitate to contact me at (602) 445-8223 if you have any questions related to this request.

Best regards, /s/ Derek J. Mirza Derek J. Mirza

cc:	Mr. Zhen Jiang Wang,
Chief Executive Officer
Mark C. Lee, Esq.
Greenberg Traurig, LLP

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